Exhibit 99.2

Investor Presentation August 2025

TABLE OF CONTENTS 01. OUR COMPANY 2. INVESTMENT THESIS 3. LATAM & BRAZILIAN SAAS MARKET 4. NUVINI OVERVIEW & TRACK RECORD 5. PIPELINE AND CLEARLY DEFINED GROWTH INITIATIVES AI INITIATIVES 06. 07. COMPS & TEAM

01. OUR COMPANY

INTRODUCTION WHAT WE DO WHO ARE OUR TARGETS Niche - leading SaaS companies with established business models, strong cash flow, and significant growth potential . WHY ARE WE DIFFERENT We access under - targeted companies and deploy capital efficiently through a specialized, long - term - focused team . 5 We acquire multi - sector B 2 B SaaS companies, help them scale and grow, and reinvest their profits into new value - accretive acquisitions — a proven model used by global players like CSU, Vitec, and Roper .

OUR COMPANIES KEY FINANCIAL HIGHLIGHTS +22,400 CUSTOMERS R$ 193 MM NET REVENUES 2024A 13.8 % ORGANIC GROWTH 2024A 62.1 % GROSS PROFIT MARGIN 024A R$ 51.0 MM ADJUSTED EBITDA 2024A 26.4% ADJUSTED EBITDA MARGIN 2024A Discover the innovative SaaS companies in our portfolio, each solving unique challenges across Latin America . 6

02. INVESTMENT THESIS

1 2 3 4 5 Sizeable TAM in a fast - growing and fragmentedmarket Positioned as an M&A platform in the SaaS segment, with rapid and efficient capital allocation capabilities Multi - vertical portfolio already in place and a ready - to - scale platform supported by solid value creation strategy Seasoned management team and strong governance standards to support invested companies Robust and tangible M&A pipeline already meticulously mapped to ensure inorganic growth INVESTMENT THESIS 8

Access to profitable SaaS companies that VC/PE funds have not historically focused on Diversified portfolio composed of cash generating and fast - growing companies WHY NUVINI? VALUE PROPOSITION FOR NUVINI INVESTORS Multi - segment investment strategy with focus on fundamentals 19

WHY NUVINI? VALUE PROPOSITION FOR SAAS B2B FOUNDERS Support to deliver (and exceed) their business plans Autonomy to founders who do not pursue the traditional PE/VC path Liquidity for an illiquid asset with upside capture on earnouts Opportunity to grow the business with M&A and participate in a talented community of entrepreneurs 20

03. LATAM & BRAZILIAN SAAS MARKET

Nuvini Operates in a Sizeable Market (2) Brazil Annual IT Spend Latin America Annual IT Spend (3) 25 US$ 21.4 bn 20 9 0 0 5 15 US$ 9.2 bn 10 THE SAAS MARKET HAS A SIZABLE TAM (1) , AND NUVINI ADDRESSES ITS MAIN INEFFICIENCIES Solving Real Day - to - Day Problems with Long - term Solutions 10 Sources: ABES, FGV, Statista Research Department, Gartner, IDC | Notes: (1) TAM stands for Total Addressable Market; (2) Nuvini currently operates in Brazil and intends to expand into Latin America; (3) Latin America consists of South America, Central America, Mexico, and the Caribbean islands

$5 $10 $15 $20 $4.00 $4.60 $6.70 $5.90 $5.20 $7.70 $9.00 $10.00 $13.00 $11.40 $14.80 $16.80 $19.00 *BRAZIL SOFTWARE AS A SERVICE (SAAS) MARKET, 2018 - 2030 (US$M) Revenue in USD million $9,215.9 Market revenue in 2024 STATISTICS $18,969.3 Market revenue in 2030 12.1% (CAGR from 2025 to 2030) $0 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 *RESOURCE: GRAND VIEW RESEARCH 12

04. NUVINI OVERVIEW & TRACK RECORD

14 STRONG PORTFOLIO OF MULTI - VERTICAL SAAS SOLUTIONS ALREADY IN PLACE Source: Nuvini | Note: (1) The ssOtica platform is owned and operated by Ipê Digital

Net Operating Revenues & YoY Growth - R$ mm,% Gross Profit & Gross Profit Margin - R$ mm,% Adj. EBITDA & Adj. EBITDA Margin - R$ mm, % Total Growth % CAGR 22 - 24 CONSOLIDATED FINANCIAL HIGHLIGHTS (ACCOUNTING BASE) 15

05. PIPELINE AND CLEARLY DEFINED GROWTH INITIATIVES

34 ROBUST AND TANGIBLE M&A PIPELINE MAPPED Nuvini’s M&A Pipeline Number of Companies (1) Nuvini’s mid - term target is to acquire at least 4 new companies per year DealFlow Qualified and Analyzed In Negotiations 9 60 +2,000 Source: Nuvini | Note: (1) As of Aug2025 +USD190 mm +USD 58 mm in Net Revenues 2025E in EBITDA 2025E +USD40.0 mm +USD18.0 mm in Net Revenues 2025E in EBITDA 2025E

WELL DEFINED ACQUISITION CRITERIA Target Company Checklist Anticipated Acquisition Structure Acquisition of majority stake at the time of closing, with option for 100%, in order to align interest with companies' founders. Payment can be a mix, between cash and/or stock No disruption of current operations post acquisition 22

06. AI INITIATIVES

27 NUVINI AI LAB Accelerating AI Adoption Across Our Portfolio Purpose: Central hub to drive AI innovation, efficiency, and automation Help portfolio companies adopt AI faster and smarter How It Works: Centralized experimentation: reusable templates, MVPs, shared prototypes AI playbooks & best practices: tailored to Sales, HR, Legal, Finance, etc. Rapid pilots (90 days): validate ROI before scaling Upskilling programs: workshops, hackathons, AI Guild for teams Responsible AI: governance, security, and data handling guidelines

Sales & Marketing Customer Support Software Development Legal & Finance HR Practical AI Across Business Functions 28 NUVINI AI LAB How We’re Using AI Today Lead scoring AI SDR agents Email automation L1 chatbots Case routing Tone - checked responses Code completion PR summaries Test generation Candidate screening Policy Q&A bots Employee pulse analysis Contract review & clause extraction Compliance checks Invoice reconciliation & expense auditing

Q3 2026 – Pilot & Refine Pilots in 3+ companies Feedback - driven refinement Playbook development Training programs launched Q4 2026 – Scale & Standardize Scale successful solutions Publish full AI playbook Portfolio - wide rollout Impact measurement 29 NUVINI AI LAB Roadmap & Next Steps Scaling AI Across the Portfolio

Driving Strategic Growth and Value Creation Purpose: Provides a standardized AI maturity assessment framework Ensures strategic alignment of AI investments across portfolio companies Supports M&A due diligence and integration planning Identifies synergies and collaboration opportunities across the portfolio How It Works: Evaluates 5 pillars: AI Adoption, Capabilities, Processes, Infrastructure, Talent Assigns scores → maps companies into maturity levels (Nascent → Leading) Provides actionable insights for resource allocation, risk mitigation, and growth 30 NUVINI AI INDEX

Key Benefits & Use Cases Strategic Benefits: Clear roadmap for AI adoption & scaling Optimized investment decisions Portfolio - wide value creation Risk reduction in M&A and operations Use cases: Portfolio Optimization: Identify gaps & prioritize investments Cross - Company Synergies: Share knowledge, accelerate adoption M&A Due Diligence: Evaluate AI maturity of targets, reduce risks 31 NUVINI AI INDEX

07. COMPS & TEAM

NUVINI STANDS OUT AGAINST ITS MAIN PEERS: DEEP DIVE Nuvini is still in the beginning of its consolidation strategy and positioned in a market with high growth opportunities, offering significant potential upside in the upcoming years Sources: Nuvini, Companies and Factset (4Q2024) | Note: (1) Considers Adjusted EBITDA Margin; (2) Vitec’s result are from 2023, 2024 data is not available. 38

EXPERIENCED MANAGEMENT TEAM WITH SOLID TRACK - RECORD IN THE INDUSTRY Pierre Schurmann Co - Founder, CEO and Chairman 30+ years experience as founder and investor of tech companies +600 investments in B2B startups in Brazil Previously CEO at: Luiz Antonio Busnello Director 20+ years of entrepreneurship experience and operational experience Entrepreneur, technologist and investor CoFounder and Previously COO at: Investment Committee Members 36

Investment Committee Members Scott Klossner SEASONED AND COMPLEMENTARY BOARD OF DIRECTORS Marcello Gonçalves João Leite Marco Leone 37

M&A MARKET OPPORTUNITY FOR STRATEGIC BUYERS Valuations Reset and Keep Dropping SaaS/tech multiples remain under pressure — multiples continue declining into 2025 High Rates = Buyer's Market With Selic near 15%, IPO markets remain shut and liquidity tight, pushing sellers toward M&A at modest valuations Favorable Window for Consolidators Limited exits and funding scarcity give strategic buyers with capital a unique opportunity to acquire quality assets Accelerated Growth Through M&A Companies with strong balance sheets can leverage market conditions to build market - leading positions at attractive multiples WHY NOW? 33